# SEC Schedule 13D/A (Amendment No. 20) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Magic Software Enterprises Ltd., CIK 0000876779
CUSIP: 559166103
Title of class of securities: Ordinary Shares, NIS 0.1 par value
Address of issuer's principal executive offices: Yahadut Canada 1 Street, Or Yehuda, Israel (L3), 6037501
Date of event which requires filing of this statement: 02/24/2026
Filed by CIK 0001045986
Persons authorized to receive notices and communications: Asaf Berenstin, Formula Systems (1985) Ltd., Terminal Center, 1 Yahadut Canada Street, Or-Yehuda, Israel (L3), 6037501, 972-3-5389389

## Reporting persons
- Formula Systems (1985) Ltd. (CIK 0001045986): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); source of funds: working capital (WC); sole voting power 0; shared voting power 49,099,305; sole dispositive power 0; shared dispositive power 49,099,305; aggregate amount beneficially owned 49,099,305 (100% of the class)
  Comment: This beneficial ownership percentage was calculated on the basis of 49,099,305 outstanding Ordinary Shares of the Issuer as of February 24, 2026, which outstanding share information was provided to the Reporting Persons by the Issuer in response to the inquiry of the Reporting Persons. Based on indirect ownership as a result of deemed control of Matrix IT Ltd.
- Matrix IT Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); source of funds: working capital (WC); sole voting power 0; shared voting power 49,099,305; sole dispositive power 0; shared dispositive power 49,099,305; aggregate amount beneficially owned 49,099,305 (100% of the class)
  Comment: This beneficial ownership percentage was calculated on the basis of 49,099,305 outstanding Ordinary Shares of the Issuer as of February 24, 2026, which outstanding share information was provided to the Reporting Persons by the Issuer in response to the inquiry of the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, NIS 0.1 par value
Name of issuer: Magic Software Enterprises Ltd.
Address of issuer's principal executive offices: Yahadut Canada 1 Street, Or Yehuda, Israel (L3), 6037501
Comment:
This Amendment No. 20 (this "Amendment No. 20") to the Statement of Beneficial Ownership on Schedule 13D (the "Statement"), which Statement was last amended by Amendment No. 19 thereto, filed on May 23, 2022 ("Amendment No. 19"), is being filed by the Reporting Persons (as defined in Item 2 below), in respect of its holdings of ordinary shares, par value NIS 0.1 per share ("Ordinary Shares") of Magic Software Enterprises Ltd. ("Magic" or the "Issuer").

The Issuer is an Israeli company, whose principal executive offices are located at Yahadut Canada 1 Street, Or Yehuda 6037501, Israel.

This Amendment No. 20 is being filed by the Reporting Persons to update the Statement to reflect changes to the beneficial ownership by the Reporting Persons of Ordinary Shares relative to the amount set forth in Amendment No. 19. On February 24, 2026, the Issuer was merged in a reverse triangular merger with Matix IT Ltd. ("Matrix"), an Israeli corporation, and became a wholly-owned subsidiary of Matrix. Since Formula (as defined below) holds 47.67% of Matrix, it may be deemed to control Matrix. As a result, Formula's beneficial ownership percentage of the outstanding Ordinary Shares has increased from 45.3% (as reported in Amendment No. 19) to 100%.

## Item 2. Identity and Background
Name of person filing: The name of the original reporting corporation is Formula Systems (1985) Ltd. ("Formula"), which is organized under the laws of the State of Israel.
Residence or business address:
Formula's principal office is located at Yahadut Canada 1 Street, Or Yehuda 6037501, Israel.

Formula is a global information technology group whose principal business is engaging, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions, and developing proprietary software products.

Matrix IT Ltd. is a company organized under the laws of the State of Israel.

Matrix's principal office is located at 3 Atir Yeda Kfar Saba 4464303 Israel Matrix, together with its subsidiaries, is a company operating in the fields of Information Technology (IT) Solutions and Services, Consulting, and Management in Israel and overseas.
Present principal occupation or employment: Formula and Matrix together are the "Reporting Persons."
Criminal convictions in the last five years: There are no criminal convictions or civil judgments or injunctions to report under Item 2(d) or (e) of Schedule 13D.
Civil proceedings (securities laws) in the last five years: Asseco Poland S.A., or Asseco, a Polish company listed on Warsaw Stock Exchange, beneficially owns 3,958,154 ordinary shares or 25.82% of the outstanding shares of Formula.
Citizenship:
All of the below are Israeli citizens and residents.

Formula's directors and executive officers [address is c/o Yahadut Canada 1 Street, Or Yehuda 6037501, Israel]:

Guy Bernstein Chief Executive Officer
Asaf Berenstein Chief Financial Officer
Maya Solomon-Ella Chief Operational Officer
Marek Panek Chairman of the Board of Directors
Rafal Kozlowski Director
Amir Hilman External director
Ilan Regev External director
Karolina Rzonca-Bajorek Director
Gabriela Zukowicz Director
Itay Meroz Director

Matrix directors and executive officers [address is c/o 3 Atir Yeda Kfar Saba 4464303 Israel]:

o Guy Bernstein: Chairman of the Board of Directors
o Eliezer Oren: Vice Chairman of the Board
o Pinhas Greenfield: Independent Director
o Tal Barnoach: External Director
o Limor Bar On: External Director
o Moti Gutman: Chief Executive Officer
o Nevo Brenner: Chief Financial Officer
o Ranit Zexer: Chief Technology Officer

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of funds for the Reporting Persons' purchases reported in this Amendment No. 20 (as described in Item 1 above) was working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
Formula has acquired the Ordinary Shares of the Issuer reported in this Amendment No. 20 for long-term investment purposes. Magic and Matrix believed that the merger represented a compelling strategic opportunity, strengthening the companies' market position, expanding its capabilities, and enhancing value for shareholders.

Formula may from time to time acquire additional Ordinary Shares in the open market or in privately negotiated transactions in order to support its control position in the Issuer or otherwise.

Formula does not have any current plans to dispose of securities of the Issuer or to effect any other transaction described in Items 4(b) through (j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is amended and restated as follows:

Formula is the shared beneficial owner of and possesses shared voting and dispositive power with Matrix with respect to all of the 49,099,305 Ordinary Shares of Magic, which indirectly represent 100% of the total issued and outstanding Ordinary Shares of the Issuer. Formula holds 44,104,195 ordinary shares of Matrix , or 47.67% of the outstanding shares of Matrix, and can therefore be deemed to beneficially control Magic.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5 is amended and restated as follows:

Formula is the shared beneficial owner of and possesses shared voting and dispositive power with Matrix with respect to all of the 49,099,305 Ordinary Shares of Magic, which indirectly represent 100% of the total issued and outstanding Ordinary Shares of the Issuer. Formula holds 44,104,195 ordinary shares of Matrix, or 47.67% of the outstanding shares of Matrix, and can therefore be deemed to beneficially control Magic.
Transactions in the class effected during the past sixty days: None other.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Guy Bernstein, the Chief Executive Officer of the Issuer, is also the Chief Executive Officer of Formula and Chairman of Matrix, and owns approximately 1,797,973 Ordinary Shares or 11.73% of the outstanding shares of Formula and 88,173 ordinary shares or 0.095 % of the outstanding shares of Matrix.

Asaf Berenstin, the Chief Financial Officer of the Issuer, is also the Chief Financial Officer of Formula, and owns approximately 31,833 Ordinary Shares or 0.0021% of the outstanding shares of Formula and 22,469 ordinary shares or 0.0243 % of the outstanding shares of Matrix.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Joint Filing Agreement.

## Signatures
- Formula Systems (1985) Ltd.: /s/ Asaf Berenstin, Asaf Berenstin/Chief Financial Officer (02/26/2026)
- Matrix IT Ltd.: /s/ Nevo Brenner, Nevo Brenner/Chief Financial Officer (02/26/2026)